Contact

www.linkedin.com/in/drbradlove
(LinkedIn)
www.researchgate.net/profile/
Brad_Love (Other)
advertising.utexas.edu/faculty/
brad-love (Other)
scholar.google.com/citations
(Other)

Top Skills

Research

Higher Education

Editing

Honors-Awards

Tower Award for Outstanding
Service Learning Professor

Moody College of Communication
Teaching Excellence Award

University of Texas System Regents'
Outstanding Teaching Award

President's Associates Teaching
Excellence Award

Adolescent and Young Adult Cancer
Innovation and Research Award

Brad Love

Co-Founder at GRYT Health
Austin, Texas, United States

Experience

GRYT Health
Co-Founder
February 2016 - Present (8 years 4 months)
Austin, Texas, United States

The University of Texas at Austin
17 years

Associate Professor
August 2014 - Present (9 years 10 months)

Assistant Professor
2007 - August 2014 (7 years)

Stupid Cancer
Professional Advisory Board
2014 - Present (10 years)

Center for Health Communication, University of Texas
Associate Director
August 2015 - August 2019 (4 years 1 month)
Austin, TX

Education

**National Cancer Institute Advanced Training Institute in Behavioral
Sciences**
Fellowship, Behavioral Medicine · (2008 - 2008)

Michigan State University
PhD, health communication · (2003 - 2007)

University of Florida College of Journalism and Communications
Bachelor of Science - BS, Journalism · (1994 - 1998)